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domenickpugliese@paulhastings.com

January 17, 2012	75302.00007

VIA EDGAR

Michael J. Shaffer, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc.
File Nos.: 333-178129 and 811-05820

Dear Mr. Shaffer:

This letter responds to our telephonic conversation on January 13, 2012, with respect to the Pre-effective Amendment No. 1 to the Registration Statement on Form N-14 (the “Registration Statement”) of Helios Total Return Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2012 (SEC Accession No. 0001193125-12-006731).

The Fund proposes, with the approval of the Fund’s board of directors (the “Board”), to add a separate proposal to the proxy statement for the Fund, seeking shareholder approval for a change in the fundamental investment policy of the Fund relating to its concentration policy. As revised, the concentration policy would affirmatively state that the Fund would invest more than 25% of its total assets in privately issued mortgage backed securities and asset backed securities. Appropriate clarifications would also be made to the descriptions of the Fund’s investment policies.

The revised investment restriction would read as follows:

“HTR may not invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry, however, HTR under normal circumstances will invest at least 25% of its total assets in mortgage backed and other asset backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities and other investments that Brookfield Investment Management Inc. determines have the same primary economic characteristics as such securities (also referred to as “privately issued mortgage backed and asset backed securities”). Such securities will be considered to be issuers in a single industry.”

Michael J. Shaffer, Esq.

January 17, 2012

For purposes of this concentration policy, privately issued mortgage backed and asset backed securities include, but are not limited to, any mortgage backed or asset backed security (other than those issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities). Exposures to mortgage backed and asset backed securities through derivatives or other financial instruments may be considered investments in mortgage backed or asset backed securities. Because the market for mortgage backed and asset backed securities continues to develop, it is possible that instruments that have not yet been created will be issued in the future by non-governmental entities and will be determined by the Investment Adviser to have similar economic characteristics as the instruments named in this paragraph. Such new instruments would be applied towards satisfying the Fund’s 25% policy.

The Fund will make the approval of the reorganization of Helios Strategic Mortgage Income Fund, Inc. into the Fund contingent on the Fund’s shareholders approving this change in the Fund’s concentration policy. If the Fund’s shareholders do not approve this proposal, then the Fund will discuss other options with the Board, including, among other things, a change in its investment strategy.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/S/ DOMENICK PUGLIESE
Domenick Pugliese for PAUL HASTINGS LLP